Wal-Mart Stores, Inc.

702 Southwest 8th Street, Mail Stop 0105, Bentonville, AR 72716

November 8, 2005

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.

Form 10-K for Fiscal Year Ended January 31, 2005

Filed March 31, 2005

File No. 1-6991

Dear Mr. Moran:

Attached please find our response to the comments of the Staff of the Division of Corporation Finance regarding Wal-Mart’s Form 10-K for the year ended January 31, 2005. For ease of reading, the Staff’s comments are repeated in bold and our replies follow in a lighter font.

If you have questions regarding our responses or need further information, please feel free to contact me at (479) 277-1153 or our Assistant Corporate Controller, Steve Whaley, at (479) 204-8263.

Sincerely,

/s/ Charles M. Holley

Charles M. Holley

Senior Vice President and Controller

Wal-Mart Stores, Inc.

cc:	Audit Committee of the Board of Directors,

Wal-Mart Stores, Inc.

H. Lee Scott

President and Chief Executive Officer

Wal-Mart Stores, Inc.

Thomas M. Schoewe

Executive Vice President and Chief Financial Officer,

Wal-Mart Stores, Inc.

Revenue Recognition, page 38

1.	We note that you offer extended product protection service plans for electronics and certain other merchandise offerings. Please describe your accounting policy for recognizing revenue for separately priced extended service plans including your basis in GAAP if the policy is other than on a straight-line basis over the term of the contract. In your response please tell us if these insurance arrangements involve a third party administrator and whether you view yourself or the administrator as the obligor in these agreements. In addition, tell us if you recognize service plan revenues on a gross basis with the specified administrator fee presented as an expense or if you present only your net commission as revenue and include your basis in GAAP for doing so. If you believe the sales attributable to extended service plans is immaterial to consolidated net sales, please tell us why and include your consideration of SAB 99 as to immateriality.

In some of our operations, we offer our customers and members the option to purchase extended product protection plans for certain electronics and other merchandise. For electronics merchandise, we sell these extended product protection plans on behalf of third party service providers who carry the legal risk associated with claims under the plans. All claims management, processing and payment are the responsibility of the third party service providers. As such, the third party service providers are the primary obligors under the extended product protection arrangements. At the time we sell an extended product protection plan to a customer, we earn a fee from the third party service providers.

Based on the provisions of EITF 99-19, our policy to account for the fees received from the third party administrator for the sale of the extended product protection plans is to record the fees net in our consolidated statement of income under the caption “Other income, net.” Because we are not the primary obligor under the extended product protection plans, we do not believe our sales of these arrangements fall under the scope of FASB Technical Bulletin 90-1. Accordingly, we do not record the related revenue over the term of the arrangement. We record the fee received from the sale of these arrangements when they are purchased by the customer. Because we are not the primary obligor under the arrangements and due to their insignificance, we do not believe that expanded disclosure is necessary.

During fiscal year 2005, one of our segments recorded the sale of electronics extended product protection plans gross in revenues. This overstated net sales and cost of sales by approximately $28 million and $24 million, respectively. The overstatement of net sales is 0.01% and is quantitatively insignificant. Additionally, none of the considerations are present that the Staff indicates in SAB 99 could “render material a quantitatively small misstatement of a financial statement.” This segment now follows the accounting policy mentioned in the immediately preceding paragraph.

In addition to selling extended product protection plans on electronics merchandise, we offer other extended protection and maintenance plans to our customers, primarily plans offered in our Tire and Lube Express business in our Wal-Mart Stores Segment. Our Tire and Lube Express customers can purchase road hazard protection and lifetime balance and rotation services from us. The road hazard protection services are beyond the standard treadwear guarantee included with tires they purchase. We are the primary obligor under these product protection and service plans. We consider these service arrangements to fall under the guidance in FASB Technical Bulletin 90-1 and SAB Topic 13. We believe it is appropriate to defer any significant revenues that relate to future service obligations under product protection and service plans where we are the primary obligor. However, in circumstances where we do not defer revenue, proceeds from the sale of these arrangements and revenue deferrals related to future service obligations are inconsequential. Total proceeds received from the sale of these arrangements in fiscal year 2005 were less than 0.05% of consolidated net sales and immaterial in relation to consolidated net income. At any point in time, deferred revenue for these arrangements is between $15 million and $35 million.

2.	We note your policy for the redemption of shopping cards. Please tell us if shopping cards are the same as Wal-Mart and Sam’s Club gift cards. If these cards are not the same, please describe the differences in each separate card program, if any. We note the Wal-Mart and Sam’s Club gift cards have no expiration dates and are not returnable or refundable unless required by law. Please tell us your accounting policy concerning revenue recognition for unredeemed, lost and/or stolen gift cards including your basis in GAAP for recognizing revenue before either performance or a legal release from the liability as contemplated by SFAS No. 140. Please provide evidence that demonstrates to us the demand for future performance with respect to the estimated breakage recognized as revenue is remote and the estimate is based on a large population of homogeneous transactions. In addition, please provide us the historical evidence supporting your estimates of breakage. Finally, please tell us whether you recognize breakage upon sale of the gift cards or over the term of your performance obligation and tell us if you present breakage as revenue or as other income in your income statement and your basis in GAAP for doing so.

At Wal-Mart, shopping cards and gift cards are two terms that are used interchangeably to refer to stored-value cards, which can be purchased by our customers in a number of the countries in which we operate. The terms of these programs are generally the same. Stored-value card programs in countries other than the United States have historically been insignificant. The following discussion pertains to our shopping card program in the United States.

Since inception of our shopping card program in the fiscal year ended January 31, 1998, our cards have generally not carried an expiration date. For a period of time prior to October 2004, our shopping cards could be redeemed for cash at any Wal-Mart or SAM’S CLUB register. Also prior to October 2004, we were required to escheat unredeemed shopping card balances. Because of these factors, we did not recognize any income for lost or stolen cards (“breakage” or “breakage income”) before October 2004. In certain instances, however, we did recognize an insignificant amount of income from dormancy fees charged on idle balances. Dormancy fees were removed from our shopping card program in February 2004.

In October 2004, we incorporated a new consolidated legal entity which began operating and managing most of the activity in our shopping card program. Concurrent with the creation of the new entity, we modified our shopping card program so that shopping cards could no longer be redeemed for cash except where required by law and except for card balances less than $2. Additionally, because card balances do not expire and will no longer be escheated, customers and members may now redeem their shopping cards indefinitely.

To date we have not recognized any breakage income related to the program managed by our shopping card company. However, following the aforementioned changes to our program, we considered the impact of SFAS 140 and the Staff’s guidance provided at the AICPA Conferences on Current SEC Developments. Paragraph 16 of SFAS 140 indicates that a liability should be derecognized when the obligor has been legally released from its obligation. Although it is not possible for us to determine when a customer or member has legally released us from our obligation for unused shopping card balances, we believe that it is necessary to recognize breakage income when we can demonstrate that there is a remote likelihood that the shopping card holder will require us to fulfill our performance obligation, namely providing them with goods and services equal to their remaining shopping card balance. We believe that when a balance has been idle for a sufficient time period such that there is a remote possibility that the balance will be redeemed, then we have performed our service obligation and satisfied the Staff’s SAB 104 requirement that revenue be recognized only after delivery has occurred or services have been rendered. It is our understanding that the Staff would not object to this view since our shopping cards make up a large, homogeneous population of transactions from which we can reasonably estimate breakage income.

The process to gather and analyze the appropriate, company specific data to estimate breakage income began in October 2004 and we expect to finalize that analysis in the fourth quarter of fiscal year 2006. Once we finalize our breakage income process, we will begin applying to our shopping card company a revenue recognition policy consistent with the methodology described in the following paragraphs. We currently estimate the one-time adjustment to transition to our new breakage income recognition process will be approximately $10 million to $20 million.

We have gathered shopping card redemption history since the inception of our program and have prepared an analysis of this data which shows shopping card redemptions by year of load. The analysis shows a dramatic drop in redemptions following the second year after a card is loaded, indicating to us that our performance obligation is not satisfied until at least that time. We will use our historical redemption data to forecast future redemptions and estimate breakage income.

We are currently planning to record the estimated breakage as income following the second full year that balances have remained outstanding. Since we do not believe performance is required on our part for the breakage income to accrue to us, we believe including breakage in net sales is not appropriate. We plan to classify breakage in “Other income, net” on our consolidated statement of income. If future results differ from our estimates, we will record the change in estimate in the period in which it occurs and monitor these changes to ensure that our ongoing estimates are reasonable. Significant judgments and estimates that are inherent in our breakage income methodology will be reviewed for reasonableness every quarter.

8-Litigation, page 45

3.	Please tell us the amounts accrued for each of the legal matters listed at the end of this paragraph, as of your balance sheet date. For each lawsuit, tell us if your exposure to a loss exists in excess of the amounts accrued, if any excess loss is retained by you or if insurance coverage provides for these excess losses. In the instances were management has deemed it inappropriate to accrue an amount please tell us why one or both of the conditions in paragraph 8 of SFAS No. 5 have not been met including in your consideration why this condition was not met. Tell us if there is a reasonable possibility you are exposed to a loss and whether you can reasonably estimate a possible loss or a possible range of loss. If estimates of possible loss can not be made based on the evidence available at the issuance of these financial statements, please include your consideration of the applicable facts and circumstances in your explanation including why your financial statements are not misleading by omitting reasonable estimates of a possible loss or range of loss.

•	Employee putative class-action allegations under the Fair Labor Standards Act related to various associate incentive bonus plans and the inclusion of bonus payments in calculating employee overtime pay;

•	The exempt status of store managers and assistant store managers under the Fair Labor Standards Act;

•	The class-action lawsuit Mauldin v. Wal-Mart Stores, Inc., filed on October 16, 2001;

•	EEOC (Janice Smith) v. Wal-Mart Stores, Inc., filed on August 24, 2001 and

•	Savaglio v. Wal-Mart Stores, Inc.

Pursuant to our telephone conversation with Brian McAllister, provided below is a general description of our SFAS 5 accrual analysis.

In determining and establishing appropriate reserves for loss contingencies arising from litigation and other proceedings under SFAS 5, we, in accordance with our understanding of SFAS 5, accrue an “estimated loss from a loss contingency…by a charge to income if both of the following conditions are met: (a) Information available prior to issuance of the financial statements indicates that it is probable that…a liability had been incurred at the date of the financial statements…. (b) The amount of the loss can be reasonably estimated.” (SFAS 5, Paragraph 8.) Necessarily, as a part of making the determination contemplated by SFAS 5 as to whether a reserve is appropriate for any proceeding to which we are a party, and the amount of any such reserve, management evaluates the potential outcome of the various legal proceedings, working in close consultation with legal counsel and otherwise as contemplated by paragraph 36 of SFAS 5. In each case where no reserve is established as to a proceeding, that decision is based on the fact that one or both of the requirements of SFAS 5 paragraph 8 have not been satisfied as to that proceeding. We carefully evaluate legal contingencies against this standard, and our consolidated financial statements reflect all accruals by the Company as contemplated by SFAS 5. In our Annual Report on Form 10-K for the year ended January 31, 2005 (the “2005 10-K”) and in our subsequently filed Quarterly Reports on Form 10-Q, we have disclosed that, in accordance with SFAS 5, we have made appropriate accruals in connection with the litigation to which the Company is subject and that those accruals are reflected in our consolidated financial statements. For all proceedings in which an accrual has been established, we believe that such proceedings are of such a nature that we would expect the proceedings not to have a negative impact on our operating results beyond the amount of the related accrual.

In addition, there are a number of proceedings disclosed in the 2005 10-K for which we have determined that an outcome adverse to the Company is either probable or reasonably possible (as contemplated by paragraph 10 of SFAS 5 and AICPA SOP 94-6) and as to which we cannot make a reasonable, informed estimate of the possible loss or range of possible loss. Consequently, and with due consideration for the disclosure provisions of SOP 94-6 and SFAS 5, we have disclosed the existence and nature of these proceedings and other related information with respect thereto, but have not made a disclosure of any estimate of possible loss or range of loss as no reasonable estimates of a possible loss or range of loss for such proceedings could be made. At such time as a loss or range of loss with respect to these proceedings becomes reasonably estimable, we will either accrue or disclose the amount of the loss, as appropriate.

12-Quarterly Financial Data (Unaudited), page 49

4.	Please advise or revise your future filings to include gross profit for each full fiscal quarter within the two most recent fiscal years presented. See Item 302(a)(l) of Regulation S-K.

In footnote 12 to our financial statements for fiscal year 2005, we disclose net sales and cost of sales for each quarter in fiscal year 2005 and 2004. We have not historically displayed gross profit (net sales less cost of sales), as indicated in Item 302(a)(1) of Regulation S-K, primarily to be consistent with our presentation in our audited statements of income in which we do not present a corresponding measure of gross profit. However, in order to improve our presentation, we will revise our future unaudited quarterly financial data disclosures to include gross profit.

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